Subsidiaries of Redfin Corporation

Name of Subsidiary	Doing Business As (If Different than Legal Name)	Jurisdiction
Forward Settlement Solutions, Inc.	Title Forward	Delaware
Forward Settlement Solutions of Texas, LLC	Title Forward	Texas
RDFN Ventures, Inc.	RedfinNow	Delaware
Redfin Home Services LLC		Delaware
Redfin Mortgage, LLC		Delaware
Redfin Unlimited Liability Company		British Columbia, Canada
Walk Score Management, LLC		Washington